I, Anthony Lewis, certify that:

(1) the financial statements of Harmonee, Inc. included in this Form are true and complete in all material respects; and

(2) Harmonee, Inc. is not required to file a tax return before the end of the offering period.

Anthony Lewis

Anthony Lewis
CEO

20th, June 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.